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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

COVISTA COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, $0.05 PAR VALUE PER SHARE

(Title of Class of Securities)

223574 10-4

(CUSIP Number)

W. THORPE MCKENZIE
735 Broad Street, Suite 1108
Chattanooga, Tennessee 37402
423-266-3544

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JANUARY 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223574 10-4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). W. Thorpe McKenzie

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) None Required	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 991,514 8. Shared Voting Power 0 9. Sole Dispositive Power 991,514 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,514

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 5.65%

14.	Type of Reporting Person (See Instructions) IN

Last Update: 12/05/2002

Item 1.    Security and Issuer

This statement relates to the common stock, $0.05 par value per share (the “Common Stock”), of Covista Communications, Inc. (the “Issuer”), a New Jersey corporation with its principal executive offices at 721 Broad Street, 2nd Floor, Chattanooga, Tennessee 37402. The Issuer’s business telephone is 423-648-9500.

Item 2.    Identity and Background

(a) The person filing this statement is W. Thorpe McKenzie (the “Reporting Person”).

(b) The Reporting Person’s address is 735 Broad Street, Suite 1108, Chattanooga, Tennessee 37402.

(c) The Reporting Person is a director and principal of Pointer Management, LLC, a Delaware limited liability company and Pointer Offshore, LLC, a Delaware limited liability company and a director and shareholder of Pointer Management Company, a Delaware corporation. The address of these companies is 735 Broad Street, Suite 1108, Chattanooga, Tennessee 37402.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

(f) The Reporting Person is a United States Citizen.

Item 3.    Source and Amount of Funds and Other Consideration

The source of funds used by the Reporting Person was personal funds. The amount of such funds was $1,433,500.

Item 4.    Purpose of Transaction

The shares of Common Stock held by the Reporting Person are held solely for investment purposes. The Reporting Person has no plans or proposals which relate to, or would have any of the results set forth in, sections (a) through (j) of this Item 4.

Item 5.    Interest in Securities of the Issuer

(a) The Reporting Person owns, beneficially, 991,514 shares of Common Stock, which shares constitute 5.65 percent of the Common Stock issued and outstanding.

(b) The Reporting Person has the sole power to vote, direct the voting of, dispose of or direct the disposition of, the 991,514 shares of Common Stock held by the by the Reporting Person.

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(c) The Reporting Person acquired 3,000 shares of Common Stock on November 1, 2002 for the per share price of $2.75 in an open market transaction.

Section (d) is not applicable to the Reporting Person.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.    Materials to be Filed as Exhibits

There are no materials to be filed as exhibits to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2003

/S/    MYRA G. TATUM

W. Thorpe McKenzie

By: Myra G. Tatum, power of attorney

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